

July 12, 2013

Via E-mail
John A. Elwood
Chief Financial Officer
Meade Instruments Corp.
27 Hubble
Irvine, CA 92618

> **Re: Meade Instruments Corp.**
> **Schedule 14D-9**
> **Filed July 5, 2013**
> **File No. 005-52619**

Dear Mr. Elwood:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 3

1.   Refer to the following sentence on page 3: "Except as set forth herein or as otherwise incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the MITC Parties or their executive officers, directors or affiliates." Please revise the beginning of that sentence to cross-reference the disclosure(s) to which you refer.

Item 4. The Solicitation or Recommendation, page 5

Reasons for the Recommendation, page 12

2.   We noticed the disclosure that "the Board considered a variety of factors…." Item 4 of Schedule TO and corresponding Item 1012(b) of Regulation M-A, however, require that reasons, as distinguished from factors, be disclosed. Please revise.

3.   With a view toward revised disclosure, please tell us why you have not directly addressed the tender offer price being higher than the merger price.

Item 8. Other Material Information, page 13

State Anti-Takeover Laws—Delaware, page 14

4.   Please revise to state affirmatively whether Section 203 of the Delaware General Corporation Law would prohibit MITC from engaging in a business combination with the company. We note that it appears that the three-year prohibition would apply upon MITC's acquisition of 15% or more of the company's outstanding common stock, assuming that the company's board maintained its recommendation that stockholders reject MITC's tender offer.

State Anti-Takeover Laws—Other, page 15

5.   We note the disclosure regarding the other state anti-takeover laws that might be implicated by MITC's offer. Please revise to identify the states in which the company's business operations have "substantial economic effects," or in which the company has "substantial assets, security holders, principal executive offices or principal places of business."

Exhibit (a)(2)

6.   We note that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Exchange Act Section 21E(b)(2)(C) and Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

7.   We note the statement that you undertake no "obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise." This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making this statement in all future communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        John D. Hudson, Esq.
        O'Neil LLP